EXHIBIT 12
NORTHWEST PIPELINE GP
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Thousands of Dollars)

	Years Ended December 31,
	2007	2006	2005	2004	2003
		(Restated)	(Restated)	(Restated)	(Restated)
Earnings:
Income before income taxes	$185,059	$85,668	$107,653	$119,138	$113,516

Add:
Fixed charges:
Income on long-term debt	46,828	43,649	38,164	38,721	37,144
Other interest expense	5,585	3,824	3,389	3,368	3,388
Rental expense representative of interest factor	521	693	854	1,002	1,350

Total fixed charges	52,934	48,166	42,407	43,091	41,882

Total earnings as adjusted	$237,993	$133,834	$150,060	$162,229	$155,398

Fixed charges	$52,934	$48,166	$42,407	$43,091	$41,882

Ratio of earnings to fixed charges	4.50	2.78	3.54	3.76	3.71

     As described in Item 8. Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements — Note 1. Summary of Significant Accounting Policies – Basis of Presentation, we have restated prior periods to reflect Williams’ purchase price allocations in our financial statements.